August 9, 2024

Toyota Submits Report on Measures to Prevent Recurrence

Toyota Motor Corporation (Toyota) submitted a report on measures to prevent recurrence to the Ministry of Land, Infrastructure, Transport and Tourism (MLIT) today in light of the corrective order issued to model certificate applications by MLIT on July 31.

Toyota will make company-wide efforts to prevent the recurrence based on the points provided by the MLIT at the time of the corrective order.

With the suggestions by the MLIT, Toyota has recognized that management was not sufficiently involved in the certification operations, and there were many areas for improvement in the foundation of certification operation, such as the data management system and the establishment of regulations and procedures for the certification operations.

Toyota will review the mechanisms and systems to implement the proper certification operations, notice something abnormal, and take action promptly through the joint effort between the management and those on-site.

In the medium to long term, through TPS, we will clarify the workflow from planning, development to certification, incorporate Toyota’s kaizen into certification operations, and foster common values and improvements across the Toyota Group.

The progress of improvement will be reported to the MLIT on a quarterly basis.

The outline of the report to prevent recurrence

I.	Reconstruction of the company-wide business operation system

1)	Promote management’s understanding of development and certification operations and strengthen governance system

•	Sending the top message from the President continuously to all employees

•	The management will regularly visit the certification site for the inspections and hold the honest dialogue occasions with those on site

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The CTO (Chief Technology Officer) will be responsible for the general judgement of the development, and the G-CQO (Global Chief Quality Officer) will be responsible for the general judgement of the certification. The regulation will be clarified through reviewing the person responsible and the operation processes, so that the CTO & the G-CQO will make the appropriate judgement at the milestone meeting where the management decision to be required to carry out proper certification operations

•	Operation processes will be reviewed to allow appropriate and flexible planning changes for major development schedules, including certification

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Clarify the responsibilities and authorities in carrying out the development and certification operations, and quantify the progress of development and its impact on certification. The system, which enables the chief engineers to identify any abnormalities and report them promptly to the Vehicle Company President as well as the certification officers, will be established

2)	Improve management’s understanding of certification rules and awareness of legal compliance

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Introduction of education program of the certification processes and the outline of the regulations for management and executives. Continue the educational program that leads to develop and strengthen all employees’ compliance awareness related to certification widely

3)	Enhance internal audits of development and certification operations

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In order to enhance the internal audits, the Legal Supervisor, who will be appointed by the G-CQO, will conduct a second-line audit of implementation sites, thereby enhancing the effectiveness of checks of development and certification operations. The Legal Supervisor will also evaluate the effectiveness of the certification system and report the results of this evaluation to the G- CQO and Chief Risk Officer (CRO)

•	In addition, as the third-line audit, the CRO will study the implementation of process audit by the Internal Audit Department.

4)	Ensure a system where appropriate information can be reported to management

•	Regular site inspections and dialogues by the management / executives.

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The CRO, the CTO, and the G-CQO will monitor the status of the development and certification sites, through on-site inspections as well as the reports from the Vehicle Company President, the person responsible for Certification, and the Legal supervisor, and report the outcomes to the board of directors

II.	Improvement of operation management methods throughout vehicle development and whole certification processes

1)	Integrate overall management from development to certification and clarify responsibilities for each operation

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The person responsible and the processes will be reviewed and specified in the regulations so that the CTO and the G-CQO will make the judgement in each process of development and certification, as a person responsible for general judgement, in the milestone meeting where management decisions need to be made, in order to realize appropriate certification operation

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The Vehicle Company President, under the overall responsibility of the CTO, is responsible for determining whether or not to move to the next step. By ensuring the transparency in the decision, the plan will be flexibly changed to avoid the overwork in the certification

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The G-CQO will stop the transition to the certification in case if the G-CQO will judge the certification plan will be affected, in order to avoid the overwork at the certification processes. After the transition to the certification process, the person responsible for the certification (Chief Officer level), who will be appointed by the G-CQO, will be responsible for the management of each process and for solving the problems

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The Chief Engineer, who will be under the overall responsibility of the CTO, will ensure the appropriateness of the certification plan of the vehicle in charge. And, even after the development completion, The Chief Engineer will be responsible to ensure the quality of the vehicles for the certification as well as for the appropriate storage of the test records of the development and the technical basis of the judgement

•	For crash tests that the implementation for the certification have not been properly done, a crash expert across the vehicle companies will be appointed

2)	Allocate and manage resources appropriately throughout vehicle development and certification operations as a whole

•	Increase the number of personnel in the certification organization, which is currently absolutely insufficient

•	Conduct regular inspections of development and certification sites by the management

•	Conduct regular reports from the legal supervisor to the G-CQC and the CRO

•	Consider the appropriate and flexible allocation of necessary resources for development and certification operations

•	Conduct management to ensure that certification operations are carried out with the appropriate resources throughout the Toyota Group

3)	Establishing schedule management methods to ensure proper certification processes

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Standardize the concept of the certification schedule and the number of the vehicles for the certification, which should be secured at the development planning stage, by the person responsible for the certification

•	Clarify the person responsible for the judgement to move to next step and its judgement criteria at each milestone meeting in the development and certification process

4)	Establishing internal regulations for proper utilization of development data in certification

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When using development test data for certification applications, the department in charge of certification will issue a test instruction sheet and the Legal supervisor will attend the tests to confirm they are conducted as instructed. The process will be established so that the Chief Engineer will responsibly prepare the evidence that the test vehicle is appropriate, the test conditions, test results, and other date and information on how it was processed, and the department in charge for the certification will confirm them.

III.	Establishment of an implementation system for operations related to laws regulations and certification in response to risks of procedural irregularities

1)	Improving internal regulations related to certification operations

•	Define the authority of responsible persons and clarify whether delegation of the responsibility is possible or not

•	Establish unified rules for creating certification operation regulations to prevent discrepancies and delegations based on on-site judgments

•	Establish an appropriate document management system by clearly specifying in the regulations the details of storage contents and storage methods

2)	Strengthening confirmation of test conditions, etc. in test instructions and application preparation

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Establish the regulations and its operation defining that the department in charge of certification will issue the instruction kanban and instruct test administrator for the test points and its procedure in details

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The department in charge will be responsible for verifying the consistency between the test reports and the instruction kanban and the legal supervisor will confirm it in advance to the certification application and finalize the test reports

•	Reduction of human errors, workload, etc. through the use of digital technology

3)	Establishing a system for monitoring and continuously improving certification tests

•	The G-CQO will appoint a Legal supervisor as an “internal examiner” to attend internal certification tests, verify the implementation status, and accuracy

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The internal examiner will check the compliance with certification test conditions, whether testing capabilities and testing equipment meet regulatory requirements and whether time constraints prevent proper execution of testing

•	The Legal supervisor will regularly report to the G-CQO and CRO, and facilitate concrete improvements for the issues that can only be solved at the management level

•	Study the introduction of system to prevent the rewriting of the program since the output test was in the condition to allow the person in charge of conducting the test to change the program

4)	Enhancing compliance awareness in certification sites

•	Enhancing the legal compliance among the development and certification personnel through utilizing the Quality Learning Center

•	Provide the education program to deepen understanding of compliance issues in certification operations through training for new employees and training for new assignments

•	Study the introduction of the certification uniform that allow others to recognize that a certification test is underway, and the meister system into the certification test site

Toyota is committed to creating an environment in which correct certification operations in accordance to the rules can be carried out based on the three pillars of “Human Development”, “Manufacturing” and “Strengthening the Foundation”.